January 25, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Sherry Haywood

Re:	Kimbell Tiger Acquisition Corp.

Registration Statement on Form S-1

Filed July 29, 2021, as amended

File No. 333-258260

Dear Ms. Haywood,

Reference is made to our letter, filed as correspondence via EDGAR on January 20, 2022, in which we requested acceleration of the effective date of the above-referenced Registration Statement to 4:00 p.m. Washington D.C. time on January 24, 2022 or as soon as thereafter practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

Should you have any questions, please contact Steven R. Burwell of Proskauer Rose LLP at (212) 969-3634.

* * *

[Signature Page Follows]

Very truly yours,

UBS SECURITIES LLC

By:	/s/ Thomas Schadewald
Name: Thomas Schadewald
Title: Director

By:	/s/ Austin Gobbo
Name: Austin Gobbo
Title: Associate Director

[Signature Page to Acceleration Request]